SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 1)

(Rule 13e-100)
RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

CIMETRIX INCORPORATED
(Name of Issuer)

Cimetrix Incorporated
 (Name of Person(s) Filing Statement)

Common Stock Par Value $.0001
(Title of Class of Securities)

17185E100

(CUSIP Number of Class of Securities)

Robert H. Reback
Jodi M. Juretich
6979 South High Tech Drive
Salt Lake City, Utah 84047-3757
(801) 256-6500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

with copies to:
Keith Pope
Chase Manderino
Parr Brown Gee & Loveless
101 South 200 East, Suite 700
Salt Lake City, Utah 84111
(801) 532-7840

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule13e-3 (c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee**
$846,525	$103.96

*
Calculated solely for the purpose of determining the filing fee. The calculation of the Transaction Value assumes the acquisition of approximately 5,500,762 shares of common stock for $0.15 per share in cash in lieu of the issuance of fractional shares expected to be created by the proposed reverse stock split and amounts paid to option holders for fractional shares.

**	Determined pursuant to Rule 0-11(b)(1) by multiplying the Transaction Value by 0.00012280.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A

Form or Registration No.: N/A	Date Filed: N/A

INTRODUCTION

This Rule 13E-3 Transaction Statement (the “Schedule”), is being filed by Cimetrix Incorporated, a Nevada corporation (the “Company”), under Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 promulgated thereunder, in connection with a proposed “going private” transaction (the “Transaction”) to be implemented by a consolidation of the outstanding Common Stock of the Company.  After careful consideration, our Board of Directors (the “Board”) has concluded that the costs associated with being a public reporting company in the U.S. are not justified by the benefits to the Company and its shareholders.  The primary purpose of the Transaction is to reduce the number of record holders of the Company’s common stock, par value $0.0001 per share (the “Common Stock”) to fewer than 300, allowing the Company to terminate the registration of its Common Stock, par value $0.0001 per share, under 12(g) of the Exchange Act and to suspend its reporting obligations under Section 15 (d) of the Exchange Act.  After the suspension of our duty to file periodic reports and other information with the Securities and Exchange Commission (the “SEC”) we will cease to file reports and information with the SEC.

To accomplish the reduction in the number of record holders of the Common Stock, the Company will effect a reverse stock split of its outstanding Common Stock, whereby each 20,000 shares of Common Stock outstanding as of the effective date of the reverse stock split will be converted into one whole share of Common Stock (the “Reverse Stock Split”).  In lieu of issuing any fractional shares to stockholders as a result of the Reverse Stock Split, the Company will make a cash payment to shareholders holding a fractional share equal to $0.15 per pre-split share (the “Cash Payment”). Accordingly, stockholders owning fewer than 20,000 pre-split shares as of the effective date will no longer have an equity interest in the Company and will only be entitled to receive the Cash Payment multiplied by the number of pre-split shares owned by them.  The maximum amount payable to any shareholder is $2,999.85 (19,999 pre-split shares multiplied by $0.15 per share).  Stockholders owing 20,000 or more pre-split shares, will continue as stockholders of the Company.  Any continuing shareholder who would otherwise be entitled to receive a fractional share for a portion of his or her shares, will receive a Cash Payment in lieu thereof, also based on $0.15 for each pre-split share.  The total amount of funds necessary to make Cash Payments to stockholders in connection with the Reverse Stock Split and for related expenses is estimated to be approximately $916,625.  The funds for the Transaction will come from the Company’s available funds.

Following the Transaction, the Company will have fewer than 300 stockholders of record.  As a result, the Company will be eligible to, and intends to, terminate the registration of its Common Stock under Section 12(g) of the Exchange Act suspend its reporting obligations under Section 15(d) of the Act, after which time the Company will no longer be subject to the periodic reporting requirements under the Exchange Act.

Under Nevada law and pursuant to our Articles of Incorporation, our Board of Directors may amend our Articles of Incorporation by filing a Certificate of Change with the Nevada Secretary of State to consummate the Reverse Stock Split which will be accompanied by a corresponding decrease in the number of authorized shares of our common stock. Nevada law does not require us to obtain any vote or consent of our stockholders to consummate the Reverse Stock Split. Accordingly, we are not seeking stockholder approval for the Reverse Stock Split, or the subsequent deregistration of our common stock or the suspension of our duty to file periodic reports and other information with the SEC. Under Nevada law, stockholders are entitled to dissenters’ rights of appraisal in connection with the Reverse Stock Split. The Reverse Stock Split will be conducted upon the terms and subject to the conditions set forth in the Company’s disclosure statement, which is attached as Exhibit (a) to this Schedule 13E-3 (the “Disclosure Statement”). The information contained in the Disclosure Statement, including all exhibits thereto, is hereby expressly incorporated herein by this reference. Capitalized terms used but not defined herein shall have the meanings given to them in the Disclosure Statement.

As used herein, “the Company,” “we,” “our” and “us” refers to Cimetrix Incorporated, and the “Transaction” refers, to the Reverse Stock Split and related Cash Payment to the stockholders in lieu of the issuance of fractional shares of our Common Stock.

Item 1.	Summary Term Sheet.

The information set forth in the Disclosure Statement under the caption “Summary Term Sheet” is incorporated herein by this reference.

Item 2.	Subject Company Information.

(a) Name and Address.  The Company’s name and address, and the telephone number at that address, are:

Cimetrix Incorporated
6979 South High Tech Drive
Salt Lake City, Utah 84047-3757
(801) 256-6500

See also the information set forth in the Disclosure Schedule under the caption “Company Information – About the Company,” which is incorporated herein by this reference.

(b) Securities.  As of September 30, 2014 the Company had 45,042,006 shares outstanding of its Common Stock, par value $0.0001 per share.  There are no outstanding shares of any other class of stock.

See also the information set forth in the Disclosure Schedule under the caption “Company Information – Company Securities,” which is incorporated herein by this reference.

(c) Trading Market and Price.  The information set forth in the Disclosure Schedule under the caption “Company Information – Company Securities,” is incorporated herein by this reference.

(d) Dividends.  The information set forth in the Disclosure Schedule under the caption “Company Information – Company Securities,” is incorporated herein by this reference.

(e) Prior Public Filings.  The information set forth in the Disclosure Schedule under the caption “Company Information – Company Securities,” is incorporated herein by this reference.

(f) Prior Stock Purchases.  The information set forth in the Disclosure Schedule under the caption “Company Information – Company Securities,” is incorporated herein by this reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.  The filing person is the Company.  Its business address is 6979 South High Tech Drive, Salt Lake City, Utah 84047-3757, and its telephone number is (801) 256-6500.

See also the information set forth in the Disclosure Schedule under the caption “Company Information - About the Company,”

(b) Business and Background of Entities.  Not applicable.

(c) Business and Background of Natural Persons.  The information set forth in the Disclosure Schedule under the captions “Company Information - Security Ownership of Certain Beneficial Owners and Management” and “Company Information – Management,” which is incorporated herein by this reference.

Item 4.	Terms of the Transaction.

(a) Material Terms.  The information set forth in the Disclosure Schedule under the captions “Summary Term Sheet,” “Special Factors,” “Other Matters Related to the Transaction - Stockholder Approval,” and “Other Matters Related to the Transaction - Certain Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(c)  Different Terms.  The information set forth in the Disclosure Statement under the captions “Special Factors - Effects of the Transaction” and “Other Matters Relating to the Transaction - Potential Conflicts of Interests” is incorporated herein by this reference.

(d) Appraisal Rights.  The information set forth in the Disclosure Statement under the caption “Other Matters Related to the Transaction - Dissenters’ Rights” is incorporated herein by this reference.

(e) Provisions for Unaffiliated Security Holders.  Our Board of Directors has not granted unaffiliated stockholders access to our corporate files, except as required by the Nevada law, nor has it extended the right to retain counsel or appraisal services at our expense.

See also the information set forth in the Disclosure Schedule under the captions “Company Information – Fairness of the Transaction,” which is incorporated herein by this reference.

(f) Eligibility for Listed or Trading.  Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions.  The information set forth in the Disclosure Statement under the caption “Company Information – Certain Relationships and Related Transactions” is incorporated herein by this reference.

(b) Significant Corporate Events.  None.

(c) Negotiations or Contracts.  None.

(e) Agreements Involving the Subject Company’s Securities.  The information set forth in the Disclosure under the captions “Company Information - Company Securities,” and “Company Information - Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by this reference

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Use of Securities Acquired.  All fractional shares acquired by the Company in the Transaction will be cancelled and returned to the status of authorized but unissued shares.

See also the information set forth in the Disclosure Schedule under the caption “Special Factors – Material Terms,” which is incorporated herein by this reference.

(c)(1)-(8) Plans.  The information set forth in the Disclosure Statement under the captions “Special Factors - Purpose of the Transaction” and “Special Factors - Effects of the Transaction” is incorporated herein by this reference.

Item 7.	Purposes, Alternatives, Reasons and Effects.

(a) Purposes.  The information set forth in the Disclosure Statement under the captions “Special Factors – Purpose of the Transaction” and “Special Factors – Background of the Transaction” is incorporated herein by this reference.

(b) Alternatives.  The information set forth in the Disclosure Statement under the caption “Special Factors – Background of the Transaction” is incorporated by reference

(c) Reasons.  The information set forth in the Disclosure Statement under the caption “Special Factors - Reasons for the Transaction” is incorporated by reference.

(d) Effects.  The information set forth in the Disclosure Statement under the captions “Special Factors - Effects of the Transaction” and “Other Matters Related to the Transaction – Certain Material U.S. Federal Income Tax Consequences” is incorporated by reference.

Item 8.    Fairness of the Transaction.

(a) Fairness.  The information set forth in the Disclosure Statement under the caption “Special Factors - Fairness of the Transaction” is incorporated herein by this reference.

(b) Factors Considered in Determining Fairness. The information set forth in the Disclosure Statement under the captions “Special Factors - Factors Considered by our Board of Directors” and “Special Factors - Fairness of the Transaction” is incorporated herein by reference.

(c) Approval of Security Holders.  The information set forth in the Disclosure Statement under the caption “Other Matters Related to the Transaction - Stockholder Approval” is incorporated by reference.

(d) Unaffiliated Representative.  A majority of directors who are not employees of the Company has not retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for any purposes.

(e) Approval of Directors.  Three of the Company’s four directors are not employees of the Company.  All of the Company’s directors approved of the Transaction.

See also the information set forth in the Disclosure Schedule under the captions “Special Factors – Background of the Transaction” and “Special Factors – Fairness of the Transaction,” which is incorporated herein by this reference.

(f) Other Offers.  None.

Item 9.	Reports, Opinions, Appraisals and Negotiations.

(a) Report, Opinion or Appraisal.  None.

(b) Preparer and Summary of the Report, Opinion or Appraisal.  Not applicable.

(c) Availability of Documents.  Not applicable.

Item 10.	Source and Amounts of Funds or Other Consideration.

(a) Source of Funds.  The information set forth in the Disclosure Statement under the caption “Other Matters Related to the Transaction – Source and Amounts of Funds” is incorporated herein by reference.

(b) Conditions.  The information set forth in the Disclosure Statement under the caption “Other Matters Related to the Transaction – Source and Amounts of Funds” is incorporated herein by reference.

(c) Expenses.  The information set forth in the Disclosure Statement under the caption “Other Matters Related to the Transaction – Source and Amounts of Funds” is incorporated herein by reference.

(d) Borrowed Funds.  The Company does not intend to borrow funds in connection with the Transaction.  The information set forth in the Disclosure Statement under the caption “Other Matters Related to the Transaction – Source and Amounts of Funds” is incorporated herein by reference.

Item 11.  Interest in Securities of the Subject Company.

(a) Securities Ownership.  The information set forth in the Disclosure Statement under the captions “Company Information - Security Ownership of Certain Beneficial Owners” and “Company Information – Security Ownership of Directors and Management” is incorporated herein by this reference.

(b) Securities Transactions.  The information set forth in the Disclosure Statement under the caption “Company Information - Company Securities” is incorporated herein by this reference.

Item 12.	The Solicitation or Recommendation.

(d) Intent to Tender or Vote in a Going-Private Transaction.  Not applicable.

(e) Recommendation of Others.   Not applicable.

Item 13.  Financial Statements.

(a) Financial Information.  The information set forth in the Disclosure Statement under the caption “Financial and Other Information” is incorporated herein by this reference.

(b) Pro Forma Information.  Not applicable.

Item 14.  Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.  None.

(b) Employees and Corporate Assets.  None.

Item 15.  Additional Information

(a) Not applicable.

(b) Other Material Information.  The information contained in the Disclosure Statement, including all exhibits attached thereto, is incorporated herein by this reference.

Item 16.  Exhibits

(a) Disclosure Statement.

(b) None.

(c) None.

(d) Not applicable.

(f) Summary of Dissenters’ Rights (included in the Disclosure Statement under the caption “Other Matters Related to the Transaction - Dissenters’ Rights”); Sections 92A.300 to 92A.500 of the Nevada Revised Statutes (included as Exhibit A to the Disclosure Statement).

(g) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 1, 2014	CIMETRIX INCORPORATED

	By:	/s/ Robert H. Reback
	Name:	Robert H. Reback
	Title:	Chief Executive Officer